Via Facsimile and U.S. Mail
Mail Stop 6010


September 26, 2005

Mr. John F. Giblin
Executive Vice President - Finance
Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, GA  30342

Re:	Crawford & Company
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 15, 2005
	File No. 001-10356

Dear Mr. Giblin:

      We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13.1 - Portions of the Registrant`s Annual Report

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations

1. Please tell us how your presentation of "operating earnings", which excludes net corporate interest and income taxes (apparently, recurring items), complies with Item 10(e) of Regulation S-K. In so doing, please address Answers 8 and 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." In this regard, while reporting consolidated "operating earnings" may be necessary to provide the reconciliation of segment "operating earnings" required by paragraph 32(b) of SFAS 131, it does not appear appropriate to present and discuss consolidated "operating earnings" as a measure that would be useful to investors in evaluating your consolidated results of operations.

2. We noted that you disclosed "revenue" that does not agree to your statements of operations and that your discussion of revenue was based on "revenues before reimbursement." While we note that you discuss reimbursements elsewhere, it is unclear why you do not provide a separate discussion of revenue that addresses all amounts included in "total revenues" on your statements of operations. As such, please tell us how your discussion of revenue complies with
Item 303(a)(3)(i) of Regulation S-K or provide us a discussion that would comply with it.

Consolidated Financial Statements

Consolidated Statements of Shareholder Investment

3. Please tell us how your inclusion of the tax benefit from exercise of stock options in comprehensive income complies with SFAS 130, as paragraphs 8 and 9 appear to indicate that investments by owners should not be included.

Notes to Consolidated Financial Statements

1.  Major Accounting and Reporting Policies

Capitalized Software

4. Please tell us how your policy complies with SOP 98-1, in terms of the stages during which you capitalized these costs and the types of costs being capitalized.

Accounts Receivable and Allowance for Doubtful Accounts

5. We noted that you maintain allowances for doubtful accounts for estimated losses resulting primarily from adjustments that clients may make to invoiced amounts. Please tell us why adjustments would be made by your clients and whether they should be (and are) accounted for as reductions to revenue. In addition, please tell us whether you have a reasonable basis to make these estimates and whether the revenue you have recognized is fixed and determinable, as contemplated by SAB 104.


Self-Insured Risks

6. Please tell us how discounting your provision for claims under your self-insured program complies with GAAP, by citing the specific literature (by pronouncement and paragraph).

6.  Segment and Geographic Information, page 36

7. As you do not appear to reconcile your segment revenues to the total consolidated revenue reported on your statements of operations, please tell us how you have complied with paragraph 32 of SFAS 131 or provide us a reconciliation that would comply with it.

*    *    *    *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Oscar M. Young, Jr., Senior Accountant at
(202)
551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. John F. Giblin
Crawford & Company
September 26, 2005
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